Filed by Transocean Ltd. (Commission File No. 001-38373)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  Ocean Rig UDW Inc. (Commission File No. 001-35298)

Transocean

September 5, 2018

9:45 AM EDT

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Transocean

September 5, 2018

9:45 AM EDT

Unidentified Participant:    So, good morning. So our next presentation is with Transocean. I’ve CEO Jeremy Thigpen, who’s been in this role for about 3.5 years. Prior to that role, he was CFO at National Oilwell Varco, well known to most of the audience here. Also, pretty well known for a rather major transaction he just did yesterday, which we look forward to hearing about and particularly on his thoughts on the offshore market recovery. So, please, without further ado, Mr. Thigpen.

Jeremy Thigpen:                Thanks, Dave. Appreciate the, the introduction and appreciate the invitation from you and Barclays to participate once again at the CEO Energy Power conference. Always a great event, always well organized, always well attended. Thanks to everyone in the room for taking time to hear the Transocean story. I know you have a lot of other management teams to, to visit with, so appreciate the heavy attendance today. I’m assuming it’s mostly around our announced transaction yesterday. So I’ll get into that shortly.

And like to thank and recognize there are several members of management, Transocean management here today. So if you have any really challenging questions, I’ll bring one of them up here to answer it. So be ready guys.

With that, really small font and I actually have two pages of it. It’s a pretty lengthy legal disclaimer, which we had to add to given the, given the announcement yesterday. Our, our general counsel demands that I tell you that these are based on forward-looking statements and assumptions that could change. Therefore, the actual results may materially differ from what I’m about to present to you today.

So, with that out of the way, there again second page. Let me tell you why I think Transocean is different than any other offshore driller out there and what really differentiates us from the competition. And they’re all factual and they’re unequivocal. The first is the size, the composition, and the quality of our drill fleet. So we’ve got -- it’s interesting that the fonts didn’t work out. Okay, this could be interesting presentation. We’ll see. We’ve got, after consummating the Ocean Rig transaction, we will have 57 floaters in our fleet. 51 of those will be classified as ultra-deepwater or harsh environment. So a very specific focus on high specification assets in the ultra-deepwater and harsh environment markets. Again, 51 out of the 57.

We have chosen to participate in the ultra-deepwater markets and the harsh environment markets because that’s where we think we can differentiate ourselves based on our operational experience and our technical expertise. These are very demanding applications. They are very challenging environments. We think the experience that we bring to bear and the support that we bring to bear in those particular markets helps to give our customers confidence, which can differentiate us from the competition. And we’ll get into that in more detail later.

A nice healthy backlog is good in any market, but it’s especially good when you’ve got somewhat of an uncertain market. So, as you all know, we’ve had a very tough time of it over the course of the last three years. Fortunately, we entered into this market with the industry’s largest backlog and it’s a very high margin backlog and I’ll provide more detail on that later. But having $12.5 billion in backlog and the visibility to future cash flows that we have, certainly gives us comfort as we emerge from this downturn and enter the recovery.

And on top of that, we have $3.7 billion in liquidity at the end of June of 2018. Again, giving us the, the liquidity and the comfort that we need to invest in our people and invest in our assets. Those are the four and I’ll highlight all four as we move through this presentation.

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September 5, 2018

9:45 AM EDT

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So I mentioned the quality of our assets. So, interesting about three years ago, shortly after I arrived at Transocean, we went through a process. We built a database, one for harsh environment, one for ultra-deepwater and we captured the technical specifications, the age, the status of every floater in the world, including those that were currently under construction in the shipyards. And at the time we did this, I think there were 328 floaters in the industry. We took all those technical specs, the age and we assigned a weighting to each of the technical specs based on what our customers, what was most important to our customers. And then we forced ranked every asset in the world, 1 through 328. Not an exact science, you know they’re -- some that are very close to each other. But it gave us an indication of how our assets actually stacked up against the broader fleet.

And as we went through this process, we then asked ourselves the question. Okay, at the last peak, how many floaters were actually working?  And it was about 260 to 270. And we then asked ourselves, all right, the new assets that are coming out today are harsh specifications. They’re far more efficient. During the next peak, the industry probably not going to need 260, 270 floaters. What do we think that number is?  And we came up with a range and it wasn’t an exact science, but it was somewhere on the low end of maybe 180 and somewhere on the high end of maybe 220, but certainly not 260 again. And so we then kind of drew a line at 200. I’ll refer to it as the Mendoza line, anybody that’s a baseball fan will know what that is. You draw a line at 200. And any of our assets that actually fell below that 200 line, so ranked lower than 200, we said why spend another dollar on them?  Why spend dollar preserving the equipment, stacking them?  Let’s just scrap them.

And so through that process, we have now divested 45 floaters, 11 ultra-deepwaters,  drillships and 34 deepwater and midwater rigs. The 45 floaters we have retired and scrapped in a responsible manner from our fleet. We also made the decision last year to divest ourselves of our jackup fleet. So we’re out of the jackup business entirely. We sold all 10 of our existing rigs plus the 5 rigs that were under construction at the Keppel Fels shipyard in Singapore.

So we’re trying to transform the fleet, both through subtraction and addition. So we removed the lower specification rigs, less marketable assets from our fleet and we also got out of the jackup business where we didn’t see any path to differentiation. And when I talk about differentiation, it’s really, can we capture market share and/or can we command a premium day rate?  We didn’t see that for ourselves in the jackup business. Thought the industry structure was a little too challenging.

So, we’ve rationalized the fleet. We also, through this process, bless you -- we also through this process of force ranking all the assets and really taking a good sober look at our existing fleet, we saw several rigs in our fleet with the opportunity to invest maybe $20 to $25 million and upgrade them and move them up the ranking system, thereby making them far more marketable. The Discoverer India was the first of this group. And so what we did with the India is we made her MPD capable, so managed pressure drilling capable. We upgraded the station keeping from DP2 to DP3. We added an annular and we included acoustic BOP controls. And so the combination of those upgrades moved her from 75 in our ranking to 50 in our ranking. We actually anticipated putting a crown-mounted compensator on her so she could have active and passive compensation. That would have moved her up into the 30s. Unfortunately or fortunately, we got a contract for her before we took receipt of the CMC. So, that’ll be the next, the next upgrade that we, we perform on her and that’ll take her up into the, into the 30s.

Importantly, we have three other rigs that kind of fit that same profile. With a $20 to $25 million investment, we can move them significantly up the ranking and make them far more marketable for our customers. So those tools helped us to identify the scrap candidate, the upgrade candidate. It also helped us to identify acquisition targets, both individual assets that might be stranded in a shipyard and complete corporate transactions.

So about 13 months ago, 14 months ago I guess, we announced the acquisition of Songa Offshore. As we were looking at our database and we looked at the harsh environment database, we have, we have said now for two or three years now pretty consistently, we believe in consolidation in the market. We believe there’s actual value that can be realized through consolidation. You lower your cost structure. You can spread that cost across more rigs on contract. You have more leverage with your OEMs and sub-suppliers. So there’s real value that we see in consolidation. But, we want to make sure that we consolidate high speciation

Transocean

September 5, 2018

9:45 AM EDT

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assets in the ultra-deepwater and harsh environment. And given the state of the market, we don’t want to do anything that compromises our near-term liquidity position.

So as we look at the world through those lenses, it’s a pretty narrow lens. Songa Offshore screened beautifully. Four brand new, high specification, harsh environment, semisubmersibles, a backlog that was approaching $4 billion at the time. That backlog was negotiated before the downturn, so it’s a really high day rate. The really high margin, great visibility to future cash flows, plus you’re picking up great assets in the harsh environment space with a great company in Equinor in the Norwegian market, which was the target market for us. So that one, for 13 months ago, 14 months ago, was absolutely a perfect transaction for us.

We closed that transaction earlier this year. We then went out and invested in a JV, a 33% interest in a JV with Hayfin Capital Management to acquire the Transocean Norge. That was originally called the West Rigel. It was stranded in a shipyard in Jurong. It was toward the top of our list in terms of ranking for high specification, harsh environment semis. And we felt very strongly we could secure a contract for that in the very near future. We’ll take delivery of that rig in Q1. My guess is we’ll actually announce the contract before that time. There is high demand for these types of assets in the Norwegian market.

And then finally we announced yesterday the intent to acquire Ocean Rig. Again, if you look through what I said our lens was for acquisition targets, high specification, ultra-deepwater assets or harsh environment assets, limited impact to near-term liquidity. So, Ocean Rig, I mean ticks the boxes for us and I’ll get into that in just a little bit. As we think about the strategic rationale for Ocean Rig, it’s pretty simple:  the right assets, right value, right time. Ocean Rig brings a fleet of 11 existing rigs, 2 of those are harsh environment, semisubmersibles. The other 9 are ultra-deepwater assets.

As we look at this transaction, we back into a value for the 8 really core ultra-deepwater assets, which are 6th and 7th gen rigs. So the latest generation rig at about $278 million per rig and I’ll detail how we get to that number, number shortly. We didn’t put much value on the two harsh environment, semisubmersibles, although one is working and on contract with options. And we didn’t put much value on one of the ultra-deepwater drillships, which was -- it’s called the Ocean Rig Paros now. It was previously the Cerrado. Those of it -- you know the space will know the history of the Cerrado and will understand why we’re not putting a lot of value on it.

But if you get to, if you kind of exclude those, I think we put $125 million in total value on those 3 rigs. That’s how you get to this $278 million for the core, the 8 core assets. We also had the opportunity to acquire with this transaction, the opportunity to acquire two new-build drillships that are currently in the shipyard, Samsung. These are two of the high specification assets in the world and so we have every intention of acquiring those, because the financing terms that we have on those aren’t due until 2023 and 2024. We certainly believe that the market is going to recover by that timeframe and that these rigs will be in high demand, earning a very nice premium day rate.

So, overall this was just a great opportunity to give ourselves some leverage to the upside. So let’s talk about that right now. They do bring backlog. It’s about 740 million backlog that we can add to our, our industry-leading backlog. And it’s high margin. It was negotiated, the bulk of it was negotiated before the downturn and so it’s got a day rate that starts with a 5, very nice in today’s market especially. So good visibility of future cash flows. Unlike the Songa transaction, where it was really, we wanted the backlog at that point in the market, we now have so much more confidence in the ultra-deepwater recovery that we really are, are acquiring Ocean Rig to get the uncontracted ultra-deepwater drillships so that we can capitalize on recovery when it comes. And so this is the slightly different view than what we had with Songa Offshore.

You put the two -- you put the combination together and you wind up with 59 -- I’m sorry, the opportunities we see in front of us include 59 rig years to be awarded over 87 programs and we’ll get into more detail about that later. So we think over the next 18 months based on what we see in the marketplace and what we hear from our customers, we think we’re going to be able to find contracts for these new high specification ultra-deepwater drillships very soon.

Transocean

September 5, 2018

9:45 AM EDT

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So if you look at the combined fleet now and I mentioned 57 floaters. 17 of the top 50 floaters in the world, according to our rig ranking database, will now belong to Transocean and 31 of the top 100. So we’re really high grading the fleet.

If you go to the next slide, listen we are far more bullish on the recovery than we have been historically. There are a lot of reasons for that and I’ll get into them. But, the precise timing and trajectory of that recovery is still somewhat illusive. And so protecting our near-term liquidity is still important and this transaction does that.

So we’re starting with a company that’s net cash. So we don’t have to worry about near-term maturities. So that’s, that’s a good thing. They’ve got a backlog that’s high margin. We have looked at the assets. We’ve reviewed the business. We’ve looked at their shore base. We’ve looked at their customer and supplier contracts. We believe conservatively we can realize $70 million in annualized synergies, resulting from this transaction. And, and the way we have structured the, the deal, we are coming out of pocket cash on the balance sheet off of Transocean’s balance sheet is de minimis. And so, we believe we’ve accomplished all of our objectives by adding high-quality assets without impacting near-term liquidity.

And if you look post transaction, we’ll be sitting on about $3.7 billion in liquidity, which is pretty much the same liquidity we had at the end of June of this year. So it’s not impacting our near-term liquidity. So again, this transaction ticks all of our boxes.

Here’s just the transaction summary. My guess is most of you have already read this in the press release or viewed it in the presentation that we posted yesterday. But it’s essentially a transaction value of $2.7 billion. It’s a mixture of cash and equity. Total purchase price comes to $32.28 with $12.75 in cash and the balance in Transocean equity at an exchange ratio of 1.61 to 8. Ocean Rig shareholders will own approximately 21% of the combined entity and right now we put out there a closing date expectation of sometime in Q1. Handily, that could easily be Q4 of this year. But we’re dealing with regulatory bodies and vacation times and so the, the holiday season could, could cause some delays. We experienced some delays with the, with the Songa Offshore transaction so we’re being conservative by saying we’d close in Q1. Actually expect to close before then.

So just sources and uses of cash, you can see we’re only using about $240 million of cash off of our balance sheet. We’re also using the Ocean Rig cash, obviously. And then we’ve secured, we’ve got the financing, committed financing of $750 million. So that’s just bridge financing to ensure certainty of the deal and it provides us with some flexibility and optionality as we get closer to the closing date to pick the instrument that best suits us, yet to be determined. The capital markets are open to us. We’ve got a lot of options available to us and we’ll, we’ll figure out what’s the most attractive as we get a little closer to closing. With that, we’ll fund the cash portion of the transaction. We’ll also pay the MSA termination charge and then we will also repay the Ocean Rig term loan.

So let’s talk a little bit about valuation. I alluded to it in the opening slide as we started talking about Ocean Rig. But if you take a transaction value of $2.7 billion, you back out the present value of the backlog, you assign the $125 million to the 3 rigs that are referenced earlier, the 2 harsh environment semis and the Ocean Rig Paros and you get to a number that’s about $2.2 to $2.5 billion. You then spread that across the 8 core assets and you’re looking at a value per rig, implied steel value per rig of about $278 million. To the right there, you’ll see a chart that shows the implied steel value for similar specification rigs for, for Transocean there in blue and some of our competitors. So you can see that we’re acquiring these assets at about 11% discount to, to the wear owned assets trade.

Another view of comps, we had some recent comps out there and so a company called Northern Offshore recently acquired two rigs, the West Libra and the West, I can’t remember the name of that, font’s too small. Anyway, recently acquired two ultra-deepwater drillships that would be considered in that 6th/7th gen specification, so similar to the Ocean Rig assets. They bought those rigs for $296 million from the shipyard. A couple things I’d say about that. Northern Offshore is owned by John Fredriksen. If there’s anybody that has influence over a shipyard, it’s John. And, and so he always gets the best deals. So, so we think our $278 million by comparison is a good deal. The other thing we would say is that we know those rigs well. And we know what it takes to successfully deliver a rig from the shipyard to actually drill. And

Transocean

September 5, 2018

9:45 AM EDT

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so the 296 is the sticker but there’s going to be another 35 to 45 million that you have to put into that rig, not counting crewing and mobilizing, which is probably another 30 to 40 million. And so really if you were going to look at a comparable valuation, you’re probably looking at something that’s like 278 versus 330 to 340 as you see here on this slide. So again, we think it’s favorable comparatively.

So, we’ve retired a lot of assets. We’re upgrading assets. We’ve acquired assets. Here’s what our fleet looked like back in 2014 versus what it looks like post transaction. In 2014, we had 91 rigs and you can see there only 45% were ultra-deepwater and harsh environment. You had quite a few deepwater and midwater assets and then 16 jackups. You move over to post transaction. We’re a smaller fleet of 57 floaters, but it’s a high concentration of ultra-deepwater and harsh environment. The other thing I’d point your attention to is look at the average age of the floaters from 21 to 12. And if you look specifically at our ultra-deepwater drillships, it’s 7. And so a young, high specification fleet full of all the modern equipment that our customers are, are desiring and demanding in today’s environment. So of that 57, just to recap, 45, 45 floaters that we’ve retired. The acquisition of Songa Offshore, the acquisition of Ocean Rig and the 33% interest in the harsh environment semi, the Transocean Norge. So a total fleet transformation over the course of the last few years.

So what does this mean as compared to our, our competitors?  So, slide might be a little bit confusing but if you look over the left, the far left is what we will look like after, after the transaction is consummated. So we will have twice the number of floaters of our next nearest competitor. And as I said before, there’s some strength, there’s some value to be realized in terms of size. You can spread your cost, your shore base cost across a, a broader group of rigs that are generating revenue. You have more influence over your, your OEMs, your providers and so you can actually work at a lower cost base. So there’s real value in that.

But capacity and size is not the only thing that’s important to us. Capability is also and so this may be a little too small for, for those of you to see, but it’s basically the primary specifications, the characteristics that our customers are demanding. So not only do we have the largest fleet in the world, but we have the largest fleet of high specification assets. And by that, I mean dual activity, 2.5 million pound hook loads, DP3 station keeping, active and passive compensation. You just go down the list and we tick the box in every major category. So it’s not only the largest fleet in the world, it’s the highest spec fleet in the world.

And if you compare that then by looking at the top 50 and the top 100 assets in the market, these are ultra-deepwater assets. We have 17 of the top 50. If you added all 4 of our competitors shown there together, it’s -- they just barely eclipse the 17. So it’s almost the same as all of our 4 competitors combined. And then 31 of the top 100, again almost the same as all of our 4 competitors combined. So, high concentration of the, of the best assets.

Having the largest fleet and highest capability fleet in the industry is one thing, how you operate that fleet is, is also -- it’s equally as important. So if you look across our experience level, we have over three times the ultra-deepwater experience of our next nearest competitor. And I think it’s 6 times, 5.5, 6 times the harsh environment experience of our next nearest competitor. This is important. We operate in very challenging environments and very demanding applications. So the experience we bring to bear gives our customers confidence that we can safely, reliably, and efficiently deliver their wells. And so there is, there is incremental value in that.

And it’s been evidenced by the recent awards we’ve gotten our fair share I would say of recent awards. We can do more, right Roddie?  But recently if you look around, we’ve, we’ve signed new awards in Norway, the UK. We’ve had extensions as we move over into Canada, new awards in the Gulf of Mexico, also in West Africa, Malaysia, and Australia. Oops, I didn’t wait for that one.

But, but as you can see, we’re seeing new contract awards at the cross, all of our customer bases and it’s in every major basin around the world. So, certainly a sign that the recovery has started. We just need to keep the momentum going. Because of those new awards and because of everything I’ve talked about today with the high quality fleet and the, and the unmatched experience, we have amassed the industry’s largest backlog of $12.5 billion post transaction. This is with excellent, very strong counterparties. 95% with investment-grade companies. So the contracts are solid and our customers can pay. That’s always good in a market like this. And I would, I would say that the vast majority of our backlog was negotiated before the

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September 5, 2018

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downturn. And so the average day rate in our backlog is $413,000 per day, which is more than double leading-edge day rates in today’s environment. So, it’s good healthy backlog with great visibility to, to future earnings and future cash flow that’s unparalleled in the space.

Just to put that into context, here you see our backlog post transaction, which is the black bar as compared to our nearest competitors, which are the gray bars. So almost five times, greater than four times our next nearest competitor in terms of backlog. So we have, again, unparalleled visibility to future cash flows such that we can continue to invest in our business. I like that slide. Leave it up for a little while.

Importantly, we’re converting that, that backlog to revenue at a very high pace. And so what you’ll see there is over the last three years, our revenue efficiency, so, so basically how many cents out of every dollar are backlogged that we convert to actual revenue has been over 97%, which is very high as you think about ultra-deepwater and harsh environment. So really pleased with that and continue to work internally and with our OEMs to improve our uptime performance. Obviously, we’d like to see that at 100% and, and we continue to work there.

As you move over to the right, this is the, the rate with which we convert the efficiency with which we convert revenue then to cash, so revenue to EBITDA. A few things I’d like to point out on this slide. Revenue has declined over the last three years, given the market conditions, by over 60%. EBITDA margins have actually slightly improved. That’s just a true testament to the, the work that the Transocean team has done to drive efficiency into the business and, and reduce waste, eliminate waste, reduce cost, to hold margins flat in an environment where your revenues have dropped 60% over a 3‑year period is pretty darn impressive and kudos to the team that’s here today.

If you look at that on a comparative basis, here is Transocean in blue as compared to our competitors, our top four traditional competitors in gray. You can see that we actually lagged the peer group back in 2015, which we shouldn’t have. We had some inefficiencies in the business that we’ve now corrected. But as you can see over the course of this three years, their, their average margins have dropped 1,400 basis points where ours have remained flat. One thing I’d like to point out there and you may not be able to see it in the back of the room, but our, our average day rate from ‘15 to ‘17 dropped by $80,000 or 20% per day, yet we maintained margins. Again, a testament to the, the work of the group to really drive efficiency throughout the business.

And finally because of the strong operating performance and all of the Herculean efforts of our, our finance and legal teams, we put ourselves in a really good liquidity position. And so, basically what you’ll see here are the puts and takes from now until the end of 2020. I won’t go through all of them, but basically you end at 2020, 12/31/2020 with 3.2 to 3.4 billion in total liquidity, so very strong liquidity position through the end of 2020. Now that includes the $500 million accordion feature on our recently-negotiated RCF. It also includes up to $1.4 billion in secured capacity against the fourth and final Shell rig with a ten-year contract operating in the Gulf of Mexico and the two remaining Cat-D Songa rigs where we can refinance those as well. So, in a really strong liquidity position. So for those of you who kind of doubt the, the recovery or the timing and the trajectory of the recovery, we’re in a, we’re in a great position to continue to weather the storm and a great position to continue to invest in our business.

So through all that, you know I’ve highlighted the four things that differentiate Transocean from our competitors. Maybe I’ve convinced you that we’re, we’re clearly the best of breed in that category. But the next question would be, all right, well when’s the market going to recover?  I would say that we’ve already started and there are four macro themes that I’d kind of like to address. Let’s first look at oil prices. For the bulk of the year, Brent’s been about $70 a barrel, sometimes tipping over 80. Most importantly, it’s been a relatively stable after a long period of volatility, it’s been relatively stable over the course of the last year, which gives our customers confidence to invest. So you’ve got high oil prices, relatively high oil prices and they’ve been stable, which increases our customer confidence.

You couple that will the fact that all of our customers, all of our major customers are touting lower breakeven costs for all of these offshore projects. Shell’s I mean been very public about $40 per barrel breakeven. Equinor’s been even more aggressive, Total, Petrobras, across the board, all of, all of our customers are touting breakeven’s on most of these offshore projects at or below $40 a barrel. So, $70 a

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barrel Brent, $40 a barrel or lower breakeven, economics start to look pretty good. They also, it’s been very public, they’ve got some real reserve replacement challenges. So if you’d look at these two graphs, you can see reserve replacement just falling off a cliff. I think total reserve replacement is down to 9%. That’s really small font, but I think that’s where it is, coming from a peak of 125%. And then if you look at offshore, you can see it plummeting. It’s now down to 33%, 32%. And so there’s a real impetus to start replacing reserves, if you’re an E&P company. So again, high cost or high prices, low breakevens, reserve replacement challenges and oh, by the way, our customers are generating a heck of a lot of free cash flow. And if you stretch this out into projections for ‘19, ‘20, and ‘21, it looks similar, if not a little bit better.

So you put all those factors together and it would suggest that there has to be investment in ultra-deepwater again. And based on things that we’re seeing, conversations we’re having with our customers, and here’s just offshore FIDs, you see they doubled from 2016 to 2017, expected another 50% increase from 2017 to 2018. So demand is starting to churn. Another view of that, if you go back to last year in July and you looked out to what kind of opportunities there were in late ‘18 through to early 2020, I mean it’s white space. You can see that on the left. You fast forward a year, in this July and the rig years have increased by 240% and the total programs have increased by 230%. So 53 programs we see today and 41 rig years. Again, just another signal that contracting activity in the ultra-deepwater space is clearly picking up.

Just another slide, from the low of Q2 2016, you can see contract awards picking up almost every quarter, everything moving up into the right. Interestingly, in the back half of 2017, the yellow bars start to increase. The yellow bars represent the super majors and they really drive ultra-deepwater. And so it’s great to see them getting back into, into the contracting activity where they’ve been relatively, relatively dormant if you will for the, for the previous few quarters.

So if you look here, this is a slide from IHS. So it’s an infinite body. They obviously also agree that activity is picking up. These are just opportunities over the next 18 months. Again, this is 87 programs in 59 years represented here. And what you’ll see is it’s activity all over the world. Obviously, Norway and the UK have been hot beds of activity here over the course of the last 18 months, but you can see here opportunity is picking up on the Mexico side of the Gulf of Mexico, Brazil, West Africa, Southeast Asia, particularly Australia. There are programs that our customers have been fine tuning for the last three years, waiting for that opportunity to grant the final investment decision to move forward with these campaigns. And so we think all of this could start materializing as our customers get through their budgeting seasons, which is happening right now, and we get to the back, last quarter of 2018 and into 2019, we think more contracts could be awarded and we think that day rates could then start to move kind of in the back half of ‘19 and certainly into ‘20. That’s kind of where we stand based on the macro data and based on our conversations with, with our customers and what -- that was a big driver to go and make the acquisition of Ocean Rig when we did.

So your next question may be, yah, okay, great. We agree with you, Jeremy, activity is going to pick up, but what about the huge overhang in supply for, for all the floaters in the world?  I see people nodding their heads. That was your next question. I like it. We would argue that the, the number that you have in your spreadsheet in terms of total marketable supply of floaters is, is probably flawed. So here’s just a different way to look at it and the way that we look at it.

Over the course of the last few years, the industry’s retired 113 floaters, 45 have come from Transocean. We candidly have a few more, as they roll off contract, will likely meet the same fate. Cause we just don’t think there’s going to be another contract for them. We have also, through our database, and again we look at technical specs, age, status, how long have they been stacked, what’s the cost we estimate to reactivate. We think there are another 60 rigs that will never see another contract. Now, now our competitors may not announce that they’re being retired, but the customers are going to retire them. They’re not going to go with these lower spec, older assets and, and our competitors aren’t going to invest the $100 million it takes to, to reactivate those rigs. So we think there are another 60 that will never see the light of day. So true marketable supply really stands in our mind today at around 184.

If you then take the rigs that are under construction and assume they all come to market, you get up to a, you get up to a number of true marketable supply over the next couple of years of somewhere around 218 floaters. And if you remember my opening comments, when we said we looked at our database and we

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drew a line, it was around 200, right?  I said anywhere from 180 to 220. So we think that that once we start seeing demand again, we think the supply/demand gap on available floaters, truly marketable floaters closes pretty quickly, which could lead to improved day rates more quickly than you think.

And I’ll use the harsh environment market as the corollary. 18 months ago there’s not a person in this room that would have said that day rates for harsh environment semisubmersibles will double inside of 12 months. Guess what?  They more than doubled inside of 12 months. There aren’t that many truly high specification assets in the harsh environment market or in the ultra-deepwater market. If you look at the harsh environment semisubmersible market and, and truly focus on the high spec, there are 27 rigs and 7 of those are still in the shipyards. You’re talking about 19 rigs available. That’s why that market heated up so fast.

Fast forward to the -- move over to the ultra-deepwater market, there are 36 truly high spec, 7th gen, ultra-deepwater drillships in the market and 10 of those are still in the shipyards. So it’s actually fair, and a lot of them are on long-term contracts. A lot of them are ours on long-term contracts. It’s a fairly small universe and our customers know it. Our customers are partners in all the same programs together. They know who’s looking at which rig for what time. And you could see movement in day rates. I’m not going to say it’s going to look exactly like harsh environment and you’re going to see in 12 month time a doubling of day rates, but I’m saying it’s possible and we’ve seen it as recently as, you know, 6 months ago.

And so here’s a slide from Wood Mackenzie that kind of demonstrates that. As you can see here, they’ve got utilization up in blue and it’s probably difficult to see, but as you can see as you move into ‘19, you see utilization ticking up into the mid 70’s I think. You see a little bit of day rate improvement from ‘18 to ‘19. Then you see utilization pop up over 80% as you get into ‘20 and ‘21 and ‘22. And you basically see -- this is and this is their view, a doubling of day rates as you get into ‘20, ‘21, and ‘22. So where day rates again eclipse about $400,000 a day. And with all of the efficiencies that we’ve realized internally as Transocean and, and our competitors as well, we can make some really nice margin at $400,000 a day.

So with that I’ll just close with, we think we’re unique in terms of the size, the composition and the technical specification of our floater fleet. We have unmatched experience indisputable in harsh environment ultra-deepwater. We’ve got by far the largest backlog in this space and it’s high margin backlog, so we have good visibility of future cash flows. And we’re starting at a pretty good liquidity position that will remain intact after we close the, the Ocean Rig transaction. With that.

Unidentified Participant:   Thanks, Jeremy. So I’m just going to ask this kind of, just a couple quick questions before the breakout session in Riverside. So, good to hear day rates are going to double in the next 12 months.

Jeremy Thigpen:                 I said could.

Unidentified Participant:    Okay. I also kind of get the sense you’re not done here with, with the transactions, with the market. It seems like there’s still a lot of available high spec asset, and particularly you just alluded to the new builds out there. Fair to say?

Jeremy Thigpen:                Yah, no I don’t know that that’s fair to say. We’ve got our hands full trying to consummate the, the Ocean Rig transaction and we’re picking up a lot of uncontracted rigs that we need to put to work, Roddie, Senior Vice President of Marketing, that we need to put to work. And so I think we need to, I think we need to demonstrate that we can do that before, before really taking the next step. Having said that, our eyes and ears are always open and so you know an opportunity could present itself, but I, I would doubt it at this stage, at least in the near term.

Unidentified Participant:    And then if we talk about, you know you’re talking about getting those Ocean Rig back to work and you alluded to, or the 59, sorry 59 rig years over 86 programs, how many of those programs do you expect to have term contracts with them?  Are we and then I just think that’s the thing we call kind of away from the market.

Jeremy Thigpen:                Yah, yah.

Transocean

September 5, 2018

9:45 AM EDT

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Unidentified Participant:   When do we get those multiyear term. It’s one thing to go kind of--

Jeremy Thigpen:                It’s -- yah, that’s right.

Unidentified Participant:   Well to well to well, but when do we really start getting into--

Jeremy Thigpen:                It’s a great point and it’s a bit of a game right now between the operators and the drilling contractors, which again gives you confidence that they see the market starting to turn as well. So over the course of the last six to eight months I would say we’ve had more of our customers come to us and try to get term contracts on some of the highest specification assets at today’s day rates.

Unidentified Participant:    Right.

Jeremy Thigpen:                Our response to that is no. You know if you wanted to do the first year at today’s day rate, fine, but then we’re going to link years two and three and four, or however many years it is, to some kind of market index or some kind of guaranteed uplift. We’ve had a couple of customers that would accept that. Most kind of back away or try to get our competitors to agree to something else. So, so we, we do have confidence in the, in the recovery. We’re not at this point willing to enter into any long-term contracts at today’s, you know, cash breakeven or slightly above day rates. But our customers are asking for it more and more. So it says to us they got, they got term that’s out there and they’re just trying to find the right day rate across that term to, to move forward with the project.

Unidentified Participant:   The tides starting to kind of shift a little bit.

Jeremy Thigpen:                It is.

Unidentified Participant:   More in your favor. You know on your back, on your back heels, on your heels for, for a while here. It looks like we’re starting to--

Jeremy Thigpen:                Yah, definitely.

Unidentified Participant:    Jeremy, thank you very much.

Jeremy Thigpen:                Yep, thank you.

Additional Information and Where to Find It

This communication relates to the proposed merger pursuant to the terms of the Agreement and Plan of Merger, dated as of September 3, 2018, by and among Ocean Rig UDW Inc. (“Ocean Rig”), Transocean Ltd. (“Transocean”), Transocean Oceanus Holdings Limited and Transocean Oceanus Limited. In connection with the proposed merger, Transocean expects to file a Registration Statement on Form S-4 with the SEC that will include a joint proxy statement of Transocean and Ocean Rig that also constitutes a prospectus of Transocean, which joint proxy statement/prospectus will be mailed or otherwise disseminated to Transocean and Ocean Rig shareholders when it becomes available. Transocean and Ocean Rig also plan to file other relevant documents with the U.S. Securities and Exchange Commission (“SEC”) regarding the proposed merger.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Transocean and Ocean Rig with the SEC at the SEC’s website at: www.sec.gov. Copies of the documents filed by Transocean with the SEC will be available free of charge on Transocean’s website at: http://www.deepwater.com or by emailing Transocean’s Investor Relations at: info@deepwater.com. Copies of the documents filed by Ocean Rig with the SEC will be available free of charge on Ocean Rig’s website at: www.ocean-rig.com or by emailing Ocean Rig’s Investor Relations at: oceanrig@capitallink.com.

This communication does not constitute an offer to buy, or the solicitation of an offer to sell, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. This communication is not a substitute for any prospectus, proxy statement or any other document that Transocean or Ocean Rig may file with the SEC in connection with the proposed Merger.

Certain Information Regarding Participants in the Solicitation

Transocean, Ocean Rig and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed Merger. Information regarding Transocean’s directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by Transocean with the SEC on March 20, 2018, and in the Annual Report on Form 10-K filed by Transocean with the SEC on February 21, 2018. Information regarding Ocean Rig’s directors and executive officers is set forth in the Annual Report on Form 20-F filed by Ocean Rig with the SEC on March 15, 2018. Additional information regarding the participants in the solicitation of proxies in respect of the Transocean and Ocean Rig extraordinary general meetings and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from Transocean or Ocean Rig using the sources indicated above.

Cautionary Statement About Forward Looking Statements

The statements described in this document that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements contain words such as "may," "will," "likely," "should," "expect," "anticipate," "future," "plan," "believe," "intend," "goal," "seek," "estimate," "project,” “continue” or other similar expressions. Forward-looking statements are based on management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, actual results could differ materially from those indicated in these forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, estimated duration of customer contracts; contract dayrate amounts; future contract commencement dates and locations; planned shipyard projects and other out-of-service time; sales of drilling units; timing of the Transocean newbuild deliveries; operating hazards and delays; risks associated with international operations; actions by customers and other third parties; the future prices of oil and gas; the intention to scrap certain drilling rigs; the inability to complete the acquisition of Ocean Rig in a timely manner or at all (whether as the result of the inability to obtain or delay in obtaining any required Transocean or Ocean Rig shareholder approvals or any required regulatory approvals, or for any other reason); the imposition of any terms and conditions on any required governmental and regulatory approvals that could reduce the anticipated benefits to Transocean of the acquisition; the occurrence of any event, change or other circumstances that could give rise to the termination of the acquisition; the inability to successfully integrate Ocean Rig’s operations with those of Transocean without unexpected cost or delay, the challenges of integrating and retaining key employees; risks related to diversion of management time and attention from ongoing business operations due to the acquisition; the inability of Transocean to achieve expected synergies from the acquisition or that it may take longer or be more costly than expected to achieve those synergies; the effect of the announcement or completion of the acquisition on the ability of Transocean and Ocean Rig to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally, the inability to achieve anticipated synergies from the merger in a timely manner or at all; and other factors, including those and other risks discussed in the Transocean’s most recent Annual Report on Form 10-K for the year ended December 31, 2017, Ocean Rig’s most recent Annual Report on Form 20-F, and in the Transocean's or Ocean Rig’s other filings with the SEC, which are available free of charge on the SEC's website at:

www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All subsequent written and oral forward-looking statements attributable to the Transocean or to persons acting on our behalf are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.